

September 23, 2010

Mr. Thomas M. Braid
Chief Financial Officer
Wataire International, Inc.
21900 Burbank Blvd. 3rd Floor
Woodland Hills, CA 91367

> **Re:** **Wataire International, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **File No. 0-49955**

Dear Mr. Braid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business day by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Report of Independent Registered Public Accounting Firm, page 41

1. We note the disclosures throughout your filing that you are a development stage company, and we note that you have followed the guidance on presenting financial statements for development stage companies as specified in ASC 915. We further note that the report of your independent accountants states that you are a development stage company. Please amend your Form 10-K to provide a report from your independent accountants that covers all periods presented within your financial statements, including the period from inception through March 31, 2010.

Exhibits 31.1 and 31.2

2.  When you amend your Form 10-K as requested above, please ensure that you do not include the titles of your executive officers in the first line of these certifications, as your officers must certify in their personal capacity the information contained in your filing. Please ensure that the language in these certifications is exactly as set forth in Item 601(b)(31) of Regulation S-K, and ensure that the certifications are signed as of a recent date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments.  Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief